Exhibit 99.1

Galmed Pharmaceuticals Reports First Quarter 2025 Financial Results and Provides Business Update

TEL AVIV, Israel, May 22, 2025 /PRNewswire/ —Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company for cardiometabolic diseases and GI oncological indications, reports financial results for the three months ended March 31, 2025 and recent developments.

Key Recent Developments

●	Announced First Time Results in Oncology Studies: Aramchol Significantly Enhances Bayer’s Regorafenib Effect in GI Cancer Models
●	Signed Term Sheet for the Development of Novel Semaglutide Sublingual Formulation
●	Raised $6.5 million since the beginning of 2025. Company’s current cash balance is $20.1 million

Financial Summary – First Quarter 2025 vs. First Quarter 2024*:

●	Cash and cash equivalents, short term deposits, restricted cash and marketable debt securities totaled approximately $15.9 million as of March 31, 2025, compared to approximately $15.4 million at December 31, 2024. During May 2025, the Company raised an additional $5.0 million. As a result, as of the date hereof, the Company’s current cash balance is approximately $20.1 million.
●	Net loss amounted to approximately $1.1 million, or $0.62 per share, for the three months ended March 31, 2025, compared to a net loss of approximately $1.3 million, or $2.76 per share, for the three months ended March 31, 2024.
●	Research and development expenses amounted to approximately $0.6 million for the three months ended March 31, 2025, compared to approximately $0.6 million for the three months ended March 31, 2024.
●	General and administrative expenses amounted to approximately $0.6 million for the three months ended March 31, 2025, compared to approximately $0.8 million for the three months ended March 31, 2024. The decrease in general and administrative expenses for the three months ended March 31, 2023 resulted primarily from a decrease in professional services expenses.
●	Financial income, net amounted to approximately $0.2 million for the three months ended March 31, 2025, compared to financial income of $0.1 million for the three months ended March 31, 2024.

About Galmed Pharmaceuticals Ltd.

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver disease and we are currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to our product development efforts, business, financial condition, results of operations, strategies or prospects, as well as statements, other than historical facts, that address activities, events or developments that we intend, expect, project, believes or anticipate will or may occur in the future. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol, or any other product candidate; third-party payor reimbursement for Aramchol, or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 2, 2025 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

* This unaudited preliminary financial information regarding the company’s financial results for the three months and quarter ended March 31, 2025, is based upon the estimates and subject to completion of the company’s quarter-end financial results. Moreover, this financial information has been prepared solely on the basis of currently available information by, and is the responsibility of, management. The company’s independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to such preliminary estimates or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. This preliminary financial information is not a comprehensive statement of the company’s financial results for this period.

GALMED PHARMACEUTICALS LTD.

Consolidated Balance Sheets

U.S. Dollars in thousands, except share data and per share data

	As of	As of
	March 31,	December 31,
	2025	2024
Assets

Current assets
Cash and cash equivalents	$4,767	$4,652
Short-term deposit	3,544	3,496
Restricted Cash	122	121
Marketable debt securities	7,418	7,183
Other receivables	447	672
Total current assets	16,298	16,124

Investment in associate at fair value	2,119	2,119
Loan to associate	267	257
Total non-current assets	2,386	2,376

Total assets	$18,684	$18,500

Liabilities and stockholders’ equity

Current liabilities
Trade payables	$1,308	$1,308
Other payables	499	865
Total current liabilities	1,807	2,173

Stockholders’ equity
Ordinary shares par value NIS 1.80 per share; Authorized 50,000,000; Issued and outstanding: 2,258,034 shares as of March 31, 2025 and 1,664,884 shares as of December 31, 2024	1,029	742
Additional paid-in capital	217,818	216,470
Accumulated other comprehensive loss	(397)	(416)
Accumulated deficit	(201,573)	(200,469)
Total stockholders’ equity	16,877	16,327

Total liabilities and stockholders’ equity	$18,684	$18,500

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Operations (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	Three months ended
	March 31,
	2025	2024
Research and development expenses	$634	$635

General and administrative expenses	630	766

Total operating expenses	1,264	1,401

Financial income, net	(160)	(126)

Net loss	$1,104	$1,275

Basic and diluted net loss per share	$0.62	$2.10	(*)

Weighted-average number of shares outstanding used in computing basic and diluted net loss per share	1,779,695	608,353	(*)

(*) Retroactively adjusted to reflect the reverse split.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Cash Flows (Unaudited)

U.S. Dollars in thousands

	Three months ended March 31,
	2025	2024
Cash flow from operating activities

Net loss	$(1,104)	$(1,275)

Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation and amortization	-	9
Stock-based compensation expense	101	153
Amortization of premium on marketable debt securities	34	6
Interest income from short-term deposits	(48)	(5)
Loss (gain) from realization of marketable debt securities	(19)	1
interest income from loan to associate	(10)	-
Finance expenses	-	1
Finance expenses related to SEPA (*)	20	-
Changes in operating assets and liabilities:
Decrease in other receivables	225	226
Decrease in trade payables	-	(496)
Decrease in other payables	(366)	(448)
Net cash used in operating activities	(1,167)	(1,830)

Cash flow from investing activities
Purchase of available for sale securities	(1,032)	(898)
Investment in short term deposits	-	(375)
Consideration from sale of available for sale securities	801	1,705
Net cash provided by investing activities	(231)	432

Cash flow from financing activities
Issuance of ordinary shares in relation to ATM (**)	1,439	-
Issuance of ordinary shares in relation to SEPA (*)	75	-
Net cash provided by financing activities	1,514	-

Increase (decrease) in cash and cash equivalents and restricted cash	116	(1,398)
Cash and cash equivalents and restricted cash at the beginning of the period	4,773	2,978
Cash and cash equivalents and restricted cash at the end of the period	$4,889	$1,580

Supplemental disclosure of cash flow information:
Cash received from interest	$171	$112

CONTACT:

Guy Nehemya,

Chief Operating Officer,

Galmed Pharmaceuticals Ltd.,

investor.relations@galmedpharma.com,

+972-3-693-8448